Exhibit 1.02

ANALOGIC CORPORATION

CONFLICT MINERALS REPORT

FOR THE REPORTING PERIOD FROM

JANUARY 1 TO DECEMBER 31, 2013

This Conflict Minerals report of Analogic Corporation (which we refer to as we, us, Analogic, or the Company) is filed pursuant to Rule 13p-1 (which we refer to as the rule) promulgated under the Securities Exchange Act of 1934 for the reporting period from January 1, 2013 to December 31, 2013.

The rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which tin, tantalum, tungsten or gold (which we refer to as conflict minerals) are necessary to the functionality or the production of the products (which we refer to as the necessary conflict minerals).

Products Covered by this Report

This report relates to products (i) for which conflict minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which manufacture was completed during calendar year 2013.

These products (which we refer to as the covered products) consist of products in the areas of medical imaging, medical ultrasound, security technology, and motion control. Our medical imaging products comprise systems and subsystems used in computed tomography (“CT”), magnetic resonance imaging (“MRI”), and digital mammography. Our ultrasound products comprise medical ultrasound systems and probes. Our security technology products comprise threat detection systems for use in aviation security.

Our Reasonable Country of Origin Inquiry and Due Diligence Process

We conducted a reasonable country of origin inquiry regarding the conflict minerals in our products. The inquiry was reasonably designed to determine whether any of the conflict minerals originated in the covered countries and whether any of the conflict minerals were from recycled or scrap sources. We also conducted due diligence on the source and chain of custody of the conflict minerals in our products, and are reporting on the results of that due diligence in this Conflict Minerals Report. Our due diligence measures were designed to conform to the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas, Second Edition, including the related supplements on gold, tungsten, and tantalum (which we refer to as the OECD guidance), in all material respects.

We do not purchase conflict minerals directly from mines, smelters or refiners. We must therefore rely on our suppliers to provide information regarding the origin of conflict minerals that are included in the covered products. Our due diligence measures included the following:

1)	In connection with our due diligence efforts, we established a management team that includes subject matter experts from relevant functions including operations, regulatory, finance and legal that is responsible for implementing our conflict minerals compliance strategy. Senior management was briefed on the results of our due diligence efforts on a regular basis.

2)	We established a corporate policy emphasizing our commitment to compliance with the rule, including our intention to conduct a reasonable country of origin inquiry as required by the rule. This corporate policy is available in our website at www.analogic.com.

3)	We evaluated our product lines to identify the covered products.

4)	We evaluated our purchased material categories to identify those purchased items that contain, or are reasonably likely to contain, conflict minerals. We survey our principal suppliers of those items using the Electronic Industry Citizenship Coalition (EICC) GESI Conflict Minerals reporting template. The survey was facilitated through an Analogic web page dedicated to the solicitation and collection of the relevant information. We engaged in follow up communications with those suppliers who did not respond to the survey or who provided information that we believed to be incomplete.

5)	We reviewed the survey responses to identify the facilities used to process, and countries of origin of, the covered products.

Due Diligence Determination

After conducting the due diligence described above, we have been unable to determine whether necessary conflict minerals finance or otherwise benefit armed groups in the Democratic Republic of the Congo or its adjoining countries, as defined in the rule.

Our efforts to determine the mine or location of origin of the necessary conflict minerals consisted of the due diligence measures described in this report. Based on the information provided by our suppliers, we determined that some, but not all of the smelters that processed the necessary conflict minerals were included in the Conflict Free Sourcing Initiative (the “CFSI”) Conflict-Free Smelter Program (the “CFSP”) listing of Conflict Free Compliant sources.

The following describes, to the extent known, the countries of origin of the necessary conflict minerals: Bolivia, Brazil, Canada, Chile, China, Ethiopia, Germany, Indonesia, Japan, Malaysia, Mexico, and the USA.

Some of our suppliers indicated that the smelters used to process, or the country of origin of, the conflict minerals contained in products supplied by them are currently undetermined pending the receipt of additional information from their suppliers. Therefore, we are unable to identify with certainty all of the smelters used to process, or all of the countries of origin of, the necessary conflict minerals.

The Company has taken, or expects to take the following steps, to mitigate the risk that the necessary conflict minerals contained in the Company’s products benefit armed groups in the Democratic Republic of the Congo or an adjoining country:

1)	Continuing to engage with our suppliers to obtain current, accurate and complete information about the supply chain relevant to necessary conflict minerals.

2)	Encouraging our suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor;

3)	Engaging in industry initiatives encouraging “conflict-free” supply chains.

This Conflict Minerals Report contains forward-looking statements relating to actions that we may take in the future. The forward-looking statements included in this report release represent Analogic management’s views and expectations as of the date of this report. Analogic anticipates that subsequent events and developments may cause its views and expectations to change. Although Analogic may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Analogic’s views and expectations as of any date subsequent to the date of this report.